Exhibit D

April 1, 2010

Defense Security Service (“DSS”)
1340 Braddock Place
Alexandria, VA 22314-1651

Attn.: Director, Industrial Policy and Programs

Re:	Commitment of TTM Technologies, Inc. to Mitigate FOCI
(CFIUS Case Number 09-59)

Ladies and Gentlemen:

This letter (the “Commitment Letter”) constitutes and sets forth the terms and conditions of the commitment of TTM Technologies, Inc. (“the Company”) to mitigate foreign ownership, control, or influence (“FOCI”), which is or is expected to be attributable to the shareholders of Meadville Holdings Limited, specifically Su Sih (BVI) Limited and Mr. Tang Hsiang Chien, or their affiliates (the Affiliates).1  The Company is willing to execute, and, by its acceptance of this letter, the Defense Security Service (“DSS”) confirms that it is willing to accept as proposed measures to effectively mitigate FOCI at the Company, (i) a Special Security Agreement (the “Agreement”); (ii) certain nominees to be Outside Directors of the Company upon the effective date of the Transaction; and (iii) an effective Compliance Program on the terms and conditions provided below.

All capitalized terms used herein and not otherwise defined have their respective meanings set forth in the proposed Agreement.

1. Parties:	(a) TTM Technologies, Inc., a publicly traded Delaware corporation;

(b) Su Sih (BVI) Limited (“Su Sih”), a private limited liability company organized under the laws of the British Virgin Islands; and Mr. Tang Hsiang Chien (“Tang”), an individual residing at Flat 6B, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong (collectively, the “Foreign Investors”); and

(c) the United States Department of Defense (“DoD”).

1  For purposes of this Commitment Letter and the Agreement referred to herein, the “Affiliates” include all entities controlled by Mr. Tang Hsiang Chien.  The “Affiliates” do not include, however, TTM Technologies, Inc. and its subsidiaries.

2. Transaction:
Su Sih, all of whose outstanding voting shares are owned by Tang, is seeking to acquire approximately 33% (which may increase to 39%) of the outstanding common stock of Company as partial consideration for the Company’s acquisition of the printed circuit board (“PCB”) business of Meadville Holding Limited (“Meadville”), an exempted Cayman Islands corporation (the “Transaction”); and the Company and Meadville, submitted a Joint Voluntary Notice to the Committee on Foreign Investment in the United States (“CFIUS”) for review of the Transaction, which was concluded on February 2, 2010 (CFIUS Case No. 09-59).

3. Contracts:
The Company provides printed circuit boards (“PCBs”) directly and indirectly to the U.S. Government for the purpose of supporting a wide variety of electronics applications.  The Company is currently performing on seven classified contracts as a subcontractor, none of which requires access to Proscribed Information, and four of these contracts are sole-source supplier awards.  The Company is also performing on two contracts that are not classified but will require classified testing.  A detailed listing of these contracts is attached to this correspondence as Exhibit 1.  The Company’s current classified subcontracts are with prime contractors performing on contracts with the U.S. Air Force, U.S. Navy, and U.S. Army.

4. Cleared Facilities:	The Company owns three cleared facilities:

TTM - San Diego Division 5037 Ruffner Street San Diego, CA 92111 Security Clearance: Secret CAGE Code: 55655

TTM - Stafford Springs Division 15 Industrial Park Drive Stafford Springs, CT 06076 Security Clearance: Secret CAGE Code: 1KAN6

TTM Printed Circuit Group Inc. (cleared but non-possessing) 2630 S. Harbor Blvd. Santa Ana, CA 92704 Security Clearance: Secret CAGE Code: 4JRW4

5. EAR and ITAR:
Certain of the Company’s PCBs are classified under Export Classification Control Numbers 5A991, 3B991, and EAR 99 and subject to Export Administration Regulations (“EAR”).  A list of those PCBs is provided in Exhibit 2 hereto.  The Company has access to and works on defense articles and provides defense services as defined under the International Traffic in Arms Regulation (“ITAR”).  A list of the applicable U.S. Munitions List categories is provided in Exhibit 3 hereto.  The Company is registered under the ITAR with registration identification M18016.

6. FOCI Mitigation:
(a)  The parties to the Transaction have proposed implementing a FOCI mitigation plan that conforms to U.S. Government industrial security policy considering the information provided with this CFIUS filing and the applicable FOCI factors outlined in Paragraph 2-301 of the National Industrial Security Program Operating Manual.  The terms and conditions of the FOCI mitigation plan shall be set forth in the Agreement in substantial conformity to the attached Annex A and include such other terms and conditions as are mutually agreed to between the parties.

(b)  The Company proposes to nominate certain U.S. citizens as Outside Directors of the Company following the Transaction, and Foreign Investors agreed that they will not vote their shares for the election or removal of any Outside Director.  The Company is currently in the process of selecting its proposed Outside Director nominees and, as soon as possible following their selection, will provide to DSS the name, address, telephone, fax number, email address, resume and answers to the DSS director questionnaire for each respective nominee.

(c)  The Company proposes to implement (i) a Compliance Program upon the Effective Date of the Agreement and (ii) interim security measures, to be implemented prior to the Effective Date of the Agreement, as set forth in the attached Annex C.

7. Other Conditions:
(a)  The Company and Foreign Investors agree that, during the term of this Commitment Letter, neither Foreign Investors nor their Affiliates shall have (i) any influence or control over the acquisition of property or other assets specifically developed or acquired for the performance of the Company’s classified contracts;  (ii) access to such unclassified information, including business processes or other procedures, developed in connection with performance of the Company’s classified contracts; or (iii)  the identity of the particular government agency or the existence of the contract  itself if that information is classified or where access to unclassified information that could reveal the scope and methods employed to perform the Company’s classified contracts, but nothing herein shall restrict Foreign Investors’ ability to obtain sanitized financial information not identifying, whether directly or indirectly, the government agency or specific contract expenditures.

(b)  Upon the Effective Date of the Agreement, DSS personnel with responsibility for the Company’s facility clearance will be promptly notified that the Company’s FOCI is effectively mitigated.  Prior to the Effective Date, the Agreement, the Completion Certificate and all other documents, instruments and approvals required by the Agreement shall have been delivered in form and substance satisfactory to DSS.

8. Termination:
If for any reason Company and DSS have not agreed upon the meeting date to execute the Agreement (“Meeting Date”) within thirty (30) days of the Transaction or DSS’s acceptance hereunder (the “Acceptance Date”), whichever is later, DSS’s acceptance hereunder will thereupon terminate; provided that, by written notice to the Company, DSS may terminate its acceptance hereunder as of an earlier date if, in DSS’s reasonable judgment, the Company or the Foreign Investors are unlikely to be able or willing to perform their obligations under the Agreement or if otherwise in the national interest.  This Commitment Letter shall terminate upon the Effective Date of the Agreement.

9. Extension:
The parties hereto shall use their best efforts to complete negotiations of the Agreement as soon as possible prior to the termination of this Commitment Letter.  Extension of the term of this Commitment Letter shall be at DSS’s sole discretion.

10. Counterparts:	This Commitment Letter may be executed in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

11. Governing Law:	This Commitment Letter shall be governed by the law of the United States of America.

If the foregoing correctly sets forth our understanding and agreement, please confirm your acceptance thereof by (i) signing and returning to Company an executed counterpart of this Commitment Letter, (ii) notifying the Company of your approval or disapproval regarding the Company’s nominees for Outside Directors, and (iii) contacting the Company to schedule the Meeting Date.  This Commitment Letter shall constitute an agreement between us effective and binding on each of us as of the Acceptance Date.

Very truly yours,

TTM Technologies, Inc.

By:	\s\ Kent Alder
Name:	Kent Alder
Title:	Chief Executive Officer

Su Sih (BVI) Limited
By:	\s\ Tang Ying Ming, Mai
Name:	Tang Ying Ming, Mai
Title:	Director

Mr. Tang Hsiang Chien
\s\ Tang Hsiang Chien

ACCEPTED AND AGREED TO THIS
7th  DAY OF April
(the “Acceptance Date”):

\s\ Drew R. Winneberger
Drew R. Winneberger
Director, Industrial Policy and Programs,
Defense Security Service
FOR THE DEPARTMENT OF DEFENSE